August 29, 2007

Ashmead Pringle
Greenhaven Continuous Commodity Index Fund
3340 Peachtree Road, Suite 1910
Atlanta, GA 30326

> **Re: Greenhaven Continuous Commodity Index Fund**
> **Greenhaven Continuous Commodity Index Master Fund**
> **Amendment No. 2 to Form S-1**
> **Filed August 1, 2007**
> **File No. 333-138424**

Dear Mr. Pringle:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Page number references in our comments correspond to the page numbers in your EDGAR filing.

Prospectus Cover Page

1.   Disclosure on the cover page states that the Managing Owner, Greenhaven Commodity Services LLC, has an exclusive license with Reuters America, LLC. The license agreement filed as Exhibit 10.7, however, is between Reuters America, LLC and GreenHaven, LLC. In addition, the agreement appears to grant a non-exclusive license. Please revise the cover page and related disclosure throughout the prospectus to more accurately describe the license agreement.

Break-Even Analysis, page 12

2.   Please provide footnote disclosure explaining how you arrived at the estimated
      amount of routine operational, administrative, and other ordinary expenses.
      Please tell us why you chose the 0.70 % reflected in the table, considering the
      disclosure on page 39, which indicates that such expenses are not expected to
      exceed 1.15% of NAV in any year.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 36

3.   Please revise to disclose that organization and offering expenses will be paid by
      GreenHaven, LLC and quantify all organization and offering expenses incurred to
      date.

Greenhaven Continuous Commodity Index Fund
Greenhaven Continuous Commodity Index Master Fund

Financial Statements

Note 3 - Summary of Significant Accounting Policies, page 68

4.   We noted the disclosure on page 12 that the Master Fund will be wholly- owned
      by the Index Fund and the Managing Owner. We also noted the disclosure on
      page 75 that during the Continuous Offering Period, the Master Fund will pay all
      of the routine operational, administrative and other ordinary expenses of the Index
      Fund, and all the extraordinary fees and expenses, if any, of the Index Fund.
      Please tell us and revise to disclose the accounting policy the Index Fund will use
      to account for its investment in the Master Fund and for the referenced expenses,
      and the GAAP literature that supports your accounting policy.

Note 5 – Operating Expenses, Organizational and Offering Costs, pages 69 and 75

5.   Please advise us and revise to clarify whether the Index Fund and the Master Fund
      have an obligation to reimburse GreenHaven, LLC for organization and offering
      expenses paid on their behalf or whether the repayment of those costs is
      dependent upon the closing of the offering. Quantify all organization and offering
      expenses incurred to date and tell us how you considered SAB Topic 5.T. in
      determining that such costs should not be recorded in the financial statements.
      Also, include your accounting policy for organization and offering expenses.

Note 7 - Redemptions, pages 69 and 76

6.   Please expand these notes to disclose the circumstances under which the redemption rights would be suspended or redemption orders would be rejected.

GreenHaven Commodity Services, LLC

Financial Statements

Note 3 – Related Party Transactions, page 80

7.   Considering that expenses incurred in connection with organizing the Index Fund and the Master Fund and the offering of Shares will be paid by GreenHaven, LLC, please advise us how you determined that the financial statements of GreenHaven, LLC are not required.

*   *   *   *   *

As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rachel Zablow at (202) 551-3428 or Jorge Bonilla, Senior Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael G. Tannenbaum, Esq. *(via facsimile)*
Tannenbaum Helpern Syracuse & Hirschtritt LLP